SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒            Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      ☐            No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      ☐            No      ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      ☐            No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Payment of Interim Dividend” dated on April 08, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Payment of Interim Dividend

April 08, 2005 (01 page)

For more information, contact:

Daniel de Andrade Gomes

TELESP, São Paulo - Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; April 08, 2005) – The Management of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) announces the payment of Interim Dividend.

I – INTERIM DIVIDENDS - FISCAL YEAR 2005

Telecomunicações de São Paulo S.A. – Telesp informs its shareholders that starting on April 20, 2005, it will pay Interim Dividends from the fiscal year 2005 approved at the Board of Directors at the Meeting held on April 01, 2005, ad referendum of the General Shareholders’ Meeting and according the shareholders announcement in the State’s Official Newspaper “Diário Oficial do Estado de São Paulo” and “Gazeta Mercantil”, on April 02,2005 and April 04,2005, respectively. To the common and preferred shareholders registered as such by the end of the day, on April 01, 2005, the dividend amounts to R$1,500,000,000 (one billion and five hundred million reais) according to the table below. The aforementioned interim dividends have been declared based on the accumulated earnings as of the December 31, 2004 financial statements and according to article 28 of the Company’s bylaws and article 204 of the Law #6404/76.

Type of share	Common	Preferred
Amount per lot of 1,000 shares: R$	2.849438590591	3.134382449650(*)

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said interim dividends will be charged to the mandatory minimum dividend for the fiscal year 2005, ad referendum, of the General Shareholders’ Meeting that approves the financial statements for the year 2005.

II - PAYMENT

1.	Credit to the Brazilian bank account specified by the shareholder.

2.	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

3.	Directly at branches of Banco Real.

III - INCOME TAX WITHHOLDING

Pursuant to the current legislation, dividends are exempt of Income Tax Withholding, according to Law #9245/95.

IV - ADDITIONAL INFORMATION

Dividends not claimed within the period of three years after the date of the beginning of the payment will be forfeited in favor of the company (Federal Law #6404 of December 15, 1976, Article 287, II, a).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: April 08, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director